SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period November 1, 2006

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period August 3, 2006 to November 1, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:
Name:	Stephen Foster
Title:	Company Secretary
Date:	November 1, 2006

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2006 – 19AWC

The Western Australian Government has granted approval for the planned capacity expansion of the Wagerup alumina refinery from 2.6 million tonnes per year to approximately 4.7 million tonnes per year. Wagerup is the second largest alumina refinery in the Alcoa World Alumina and Chemicals (AWAC) global joint venture between Alumina Limited and Alcoa. A media release is attached.

Alumina Limited welcomes the approval by the Western Australian Government and strongly supports this project, which is an integral part of AWAC’s growth strategy to develop low cost brownfield alumina capacity to meet future growth in the alumina market.

STEPHEN FOSTER
COMPANY SECRETARY

14 September 2006

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2006 – 20AWC

Alumina Limited is offering an Unmarketable Parcel Sale Facility for eligible shareholders holding shares valued at less than A$500.

Attached is a copy of the letter and Share Retention Form to be sent to shareholders holding an unmarketable parcel.

STEPHEN FOSTER
COMPANY SECRETARY

13 October 2006

ABN 85 004 820 419

All correspondence to:

Computershare Investor Services Pty Limited

GPO Box 2975 Melbourne

Victoria 8060 Australia

Enquiries (within Australia) 1300 763 028

(outside Australia) 61 3 9415 4376

Facsimile 61 3 9473 2529

web.queries@computershare.com.au

www.computershare.com

THIS LETTER CONTAINS IMPORTANT INFORMATION ABOUT YOUR SHARES IN ALUMINA LIMITED (“ALUMINA”).

IF YOU DO NOT RESPOND TO THIS LETTER ALUMINA WILL BE ENTITLED

TO HAVE YOUR SHARES SOLD FOR YOU AND THE PROCEEDS SENT TO YOU

13 October 2006

Dear Shareholder

Unmarketable Parcel Sale Facility

I am writing to all shareholders whose holding of Alumina ordinary shares is valued at less than A$500 (called an unmarketable parcel) to tell you about an Unmarketable Parcel Sale Facility (“Facility”) being implemented by the Company.

Our records indicate that you hold an unmarketable parcel, based on your shareholding at 7.00pm (Melbourne time) on 6 October, 2006 and the closing price of Alumina shares on the Australian Stock Exchange (“ASX”) on 6 October, 2006 of A$6.19.

Due to the high brokerage costs of selling shares, you may have found it financially unattractive to sell your unmarketable parcel of Alumina shares, even if you would like to do so. Alumina is also concerned at the high costs we incur to maintain small shareholdings (including costs associated with printing and mailing Annual Reports and Notices of Meetings, and the costs of the share registry). Alumina has therefore decided to implement the Facility, which we are authorised to do under Rule 142 of Alumina’s Constitution and ASX Listing Rule 15.13, to provide you an opportunity to sell your shares without incurring brokerage or other fees.

You do not have to sell your Alumina shares under this Facility if you do not want to do so.

If you wish to sell your shares under the Facility, you need take no action

If you would like to sell all of your Alumina shares without paying brokerage or handling fees, you do not need to do anything in response to this letter. Under the Facility, Alumina will be entitled to sell on your behalf the number of shares set out on the enclosed Share Retention Form, unless you either complete and return the Share Retention Form or instead increase your shareholding to a marketable parcel (A$500 worth or more) by 5.00pm (Melbourne time) on Friday 24 November, 2006.

The sale of your shareholding will be conducted on the ASX. Alumina will bear the brokerage and handling costs (including GST) and government taxes and charges associated with sales of Alumina shares under the Facility, however you will bear any tax on income or capital gains on the sale of your shares.

E.L. & C. Baillieu Stockbroking Limited (“Broker”) (ABN 74 006 519 393) will act as execution- only broker on behalf of shareholders to effect any sales under the Facility. The sale of shares is expected to take place as soon as practicable, and in any event within 7 days, after 24 November, 2006. The Broker will effect sales by placing one or more orders to sell shares on the ASX in the ordinary course of business (including, in the Broker’s sole discretion, by crossings).

The price you will receive for your shares sold under the Facility will be equal to the volume weighted average price for all shares sold under the Facility. That price will be calculated by the Broker and may not be challenged in the absence of manifest error.

Your sale proceeds will be sent to you by 15 December, 2006 and will be paid in Australian dollars in accordance with your existing payment instructions provided to Alumina in respect of your shareholding (ie mailed at your risk to your address on Alumina’s share register or deposited into your bank account). However, shareholders with registered addresses in the United Kingdom will receive the sale proceeds in pounds sterling, converted from Australian dollars at the mid-point exchange rate determined by the Reserve Bank of Australia on the day the volume weighted average price of shares sold under the Facility is calculated by the Broker. If you wish to change your registered address, please contact our registry, Computershare Investor Services Pty Limited (“Computershare”), by telephone on 1300 763 028 (within Australia) or on 61 3 9415 4376 (outside Australia).

Computershare will send you a transaction confirmation statement notifying you of the number of your Alumina shares sold through the Facility, the sale price for those shares and the total sale proceeds you have received.

If your shares are in a CHESS holding and remain in a CHESS holding on 24 November, 2006, and are to be sold under the Facility, you should note that Alumina may, without further notice to you, sell the relevant shares while they remain in your CHESS holding, and may initiate a holding adjustment to move those shares to an issuer sponsored holding or a certificated holding for the purposes of that sale.

You cannot sell part of your shareholding under the Facility. If you do not want to sell all of your Alumina shares, you must return the Share Retention Form or increase your holding to a marketable parcel by 5.00pm (Melbourne time) on 24 November, 2006. If you wish to sell only some of your shares and not take part in the Facility, you should call your broker. Sales through your broker will generally be subject to brokerage that will not be met by Alumina.

If you wish to retain your shares, you must act now

If you wish to retain your Alumina shares, you must do one of the following:

•	complete and return the enclosed Share Retention Form in accordance with the instructions on the form so that it is received by Computershare by no later than 5.00pm (Melbourne time) on 24 November, 2006. Facsimile copies of the Share Retention Form will not be accepted; or

•	purchase additional Alumina shares so that your shareholding becomes a marketable parcel. If you wish to do so, you should contact your broker. For additional purchases of shares to be an effective notification to Alumina that you wish to retain your shares, the additional shares must be held in the same holding as your current shares and must be registered by 5.00pm (Melbourne time) on 24 November, 2006. If you have a number of holdings that you wish to consolidate, please contact Computershare on 1300 763 028 (within Australia) or on 61 3 9415 4376 (outside Australia).

If neither of those events occurs before the time stated, your shares will be sold under the Facility, unless you have already sold all of your shares yourself through your broker.

The price of Alumina shares

In the period from 2 October 2006 to 6 October, 2006, Alumina shares have traded on the ASX in the range of A$5.96 to A$6.21, with the closing price on 6 October, 2006 being A$6.19. The price of Alumina shares is subject to change from time to time, and pricing information is available from a number of sources, including daily newspapers or the ASX website (www.asx.com.au) under the ASX code “AWC”.

You should be aware that the price for Alumina shares that are sold under the Facility will depend on a number of factors (including prevailing market conditions) and you will not have control over the time at which your shares are sold. The amount you receive will be an average price based on the price obtained for all Alumina shares sold under the Facility. Please see the discussion above as to how the relevant price will be determined.

You should also note that the price at which Alumina shares will be sold under the Facility is not fixed and is not underwritten. The price you receive for your shares under the Facility may be less than the market price of Alumina shares at any given time, or the price appearing in daily newspapers or quoted by the ASX on any day, and may not be the best execution price on the trading day or trading days that your shares are sold. If a large number of Alumina shares are sold under the Facility at the same time as your shares, this may have an adverse effect on the price that you receive.

However, without limitation to the foregoing, the Broker must sell Alumina shares under the Facility at the best price reasonably obtainable for those shares at the time of the relevant sale.

Other important information

Please read this letter and the enclosed Share Retention Form carefully as they contain important information. Together those documents constitute the notice required by Rule 142(b) of Alumina’s Constitution.

However, you should note that none of Alumina, the Broker or Computershare makes any statement of opinion or recommendation to you regarding whether to participate in the Facility, or whether to buy, sell or hold Alumina shares, or that the Facility is the best way to sell Alumina shares. You may wish of course to elect to maintain your existing shareholding, in which case you should take one of the appropriate steps outlined above. However, if you wish to sell your shares, there are advantages in participating in the Facility compared to using a broker, as no brokerage and handling fees are payable by you under the Facility, although there are also disadvantages, as you will not be able to control when and at what price your shares are sold under the Facility. If you are in any doubt about whether to participate in the Facility, please consult your licensed financial adviser. You may also wish to obtain independent professional advice regarding the possible taxation consequences of your decision.

If you do not respond to this letter and your Alumina shares are to be sold under the Facility, Alumina will, as your agent under Rule 142(c) of its Constitution, receive any notice (including a Financial Services Guide and any update of that document) that the Broker or Computershare is required to provide under the Corporations Act. Any such document will be made available on Alumina’s website (www.aluminalimited.com).

In accordance with Alumina’s Constitution, the Facility will lapse if a takeover bid for Alumina is announced before sales under the Facility are completed, although it may be started again after the close of offers made under the takeover.

If you have any questions concerning your Alumina shareholding or how the Facility will work, please contact Computershare on 1300 763 028 (within Australia) or on 61 3 9415 4376 (outside Australia).

Answers to a number of “Frequently Asked Questions” concerning the Facility are available on Alumina’s website (www.aluminalimited.com).

Yours faithfully

Stephen Foster Company Secretary

ABN 85 004 820 419

All correspondence to:

Computershare Investor Services Pty Limited

GPO Box 52 Melbourne

Victoria 8060 Australia

Enquiries (within Australia) 1300 763 028

(outside Australia) 61 3 9415 4376

Facsimile 61 3 9473 2529

web.queries@computershare.com.au

www.computershare.com

A

Use a black pen. Print in CAPITAL letters inside the grey areas.	A B C	1 2 3	Where a choice is required, mark the box with an ‘X’	☒

Share Retention Form

IMPORTANT:

This is an important document and requires your immediate attention. If you wish to retain your ordinary shares (“Shares”) in Alumina Limited, you must complete this form and return it so that it is received at one of the addresses set out on the back of this form by no later than 5.00pm (AEDST) on 24 November 2006. Please refer to the letter that accompanied this form for information regarding the Unmarketable Parcel Sale Facility being implemented by Alumina Limited. If you are in any doubt as to how to deal with this form, please consult a professional advisor.

B	Number of Shares as at Record Date

The number of Shares that you held at 7.00pm on 6 October 2006.

C	Retention of Shares
☐ I/we refer to the letter from Alumina Limited dated 13 October 2006 and record my/our wish to retain my/our Shares.

D	Contact details

Please provide your contact details in case we need to speak to you about this form.

	Name of contact person	Contact person’s daytime telephone number
( )

E	Sign here - this section must be signed before we can process this form.

By signing and returning this form, I/we confirm that I/we understand that my/our Shares will not be sold under the Unmarketable Parcel Sale Facility.

	Individual or Securityholder 1	Securityholder 2	Securityholder 3

	Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Day Month Year

/ /

TO BE A VALID INSTRUCTION, THIS FORM MUST BE RECEIVED AT ONE OF THE ADDRESSES LISTED OVERLEAF BY NO LATER THAN 5.00PM (AEDST) ON 24 NOVEMBER 2006

See back of form for important completion guidelines
A W C	S R F

How to complete this form

Securityholders who wish to retain their Shares must lodge a Share Retention Form.

A	Registration Name(s)	D	Contact details

	Your name and address as it appears on the register of Alumina Limited.		Enter the name of a contact person and telephone number. These details will only be used in the event that the registry has a query regarding this form.

B	Number of Shares as at Record Date

	This is the total number of Shares you held at 7.00pm on 6 October 2006.	E	Signature(s) You must sign and date the form as follows in the space provided:

C	Retention of Shares		Joint holding:	where the holding is in more than one name all of the securityholders must sign.

If you would like to retain your shares, please mark the box on the front of the form and sign and return it in accordance with the lodgement instructions below.

If this form is not received by that time Alumina Limited will be entitled to have your Shares sold for you.

If you wish to sell your Shares under the Unmarketable Parcel Sale Facility, you should not return this form.

Companies:

this form must be signed by either 2 Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone.

Delete titles as applicable.

Consolidation of shareholdings

If you have more than one holding on Alumina Limited’s register, you should consider consolidating them. For further advice in this regard, please contact Computershare Investor Services Pty Limited (‘CIS’) on 1300 763 028 (within Australia) or 61 3 9415 4376 (outside Australia).

Lodgement of Form

Share Retention Forms must be completed and received by CIS at one of the addresses set out below by no later than 5.00pm (AEDST) on 24 November 2006.

It is your responsibility to allow sufficient time for this form to be received by CIS.

Your Share Retention Form must be sent to:

Postal address:	OR	Hand delivery:
Computershare Investor Services Pty Limited		Computershare Investor Services Pty Limited
GPO Box 52		Yarra Falls
MELBOURNE VIC 8060		452 Johnston Street
AUSTRALIA		ABBOTSFORD VIC 3067
AUSTRALIA

Privacy Statement

Personal information is collected on this form by CIS, as registrar for Alumina Limited, for the purpose of effecting your instructions in relation to the Unmarketable Parcel Sale Facility, maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to Alumina Limited and its professional advisers, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by Alumina Limited in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or e-mail privacy@computershare.com.au

If you have any enquiries concerning your Securityholding please contact CIS on telephone 1300 763 028.

This form may not be used to notify your change of address. For information please contact CIS on 1300 763 028 or visit the share registry at www.computershare.com

A W C	S R F

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2006 – 21AWC

Alumina Limited 2006 Earnings Outlook

Alumina Limited today advised that it expects full year 2006 Underlying Earnings to be between A$565 million and A$585 million, assuming 2006 year to date average aluminium prices and foreign exchange rates prevail for the remainder of the year.

The lower full year Underlying Earnings, compared to Alumina Limited’s previous guidance, is the result of increased AWAC production costs due to higher raw material usage and increased maintenance and contractor costs; AWAC production volume at 14.3-14.4 million tonnes including the effect of the previously-advised Pinjarra expansion at 90% by the end of the year; and the impact on realized alumina prices of the mix of AWAC sales during 2006. The sensitivity of Underlying Earnings to changes in the LME aluminium price has been lower than our previous guidance.

The Company’s Underlying Earnings are calculated as net profit after tax before the impact of certain non-cash accounting entries not related to the year’s operating performance. These non-cash entries relate to mark-to-market valuations of AWAC embedded derivatives, which reflect future aluminium prices based on the forward market at the end of the period, and certain employee benefit obligations.

Some statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2005.

Further information:

Media, Analyst and Shareholder Contact:

Ken Dean

Chief Financial Officer

Phone:      (03) 8699 2603

Mobile:     0400 131 937

Stephen Foster
Company Secretary

1 November 2006